



ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256



08000340

18th January, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001



Dear Sirs,

Unaudited Financial Results for the
Quarter and Nine months ended 31st December, 2007

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results of the Company alongwith Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine months ended 31st December, 2007, approved at the meeting of the Board of Directors of the Company held on 18th January, 2008.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 31st December, 2007, is also enclosed.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Unaudited Financial Results for the Quarter and Nine Months ended 31st December, 2007

(Rs. in Crores)

		Quarter ended 31.12.2007	Quarter ended 31.12.2006	Nine Months ended 31.12.2007	Nine Months ended 31.12.2006	Twelve months ended 31.03.2007 (Audited)
GROSS INCOME		5489.29	4993.61	15969.17	14365.06	19651.46
NET SALES TURNOVER	(1)	3457.99	3114.70	10025.20	8800.12	12179.22
OTHER INCOME	(2)	137.40	69.79	447.22	234.21	336.49
NET INCOME (1+2)		3595.39	3184.49	10472.42	9034.33	12515.71
Less:						
TOTAL EXPENDITURE	(3)	2368.01	2124.00	6982.90	6044.73	8585.73
a) (Increase) / decrease in stock-in-trade		(73.70)	(96.85)	(58.74)	(217.68)	(195.89)
b) Consumption of raw materials, etc.		1160.01	997.86	3316.95	2687.72	3705.96
c) Purchase of traded goods		226.64	395.72	914.03	1236.34	1684.71
d) Employees cost		190.64	164.71	542.25	466.93	630.15
e) Depreciation		109.74	92.10	316.97	270.71	362.92
f) Other expenditure		754.68	570.46	1951.44	1600.71	2397.88
INTEREST (Net)	(4)	1.83	(0.87)	1.91	3.33	3.28
PROFIT BEFORE TAX (1+2-3-4)	(5)	1225.55	1061.36	3487.61	2986.27	3926.70
Less:						
PROVISION FOR TAXATION	(6)	394.83	343.96	1103.15	936.99	1226.73
PROFIT AFTER TAX (5-6)	(7)	830.72	717.40	2384.46	2049.28	2699.97
PAID UP EQUITY SHARE CAPITAL	(8)	376.58	376.02	376.58	376.02	376.22
(Ordinary shares of Re. 1/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(9)	-	-	-	-	10003.78
EARNING PER SHARE (Rs.)	(10)					
On Profit after Tax						
- Basic (Rs.)		2.21	1.91	6.34	5.46	7.19
- Diluted (Rs.)		2.20	1.90	6.32	5.43	7.16
PUBLIC SHAREHOLDING	(11)					
- NUMBER OF SHARES		3738314962	3703328339	3738314962	3703328339	3706609279
- PERCENTAGE OF SHAREHOLDING		99.27	98.49	99.27	98.49	98.52

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 18th January, 2008.

(ii) Figures for the corresponding previous quarter, nine months ended 31st December, 2006 and year ended 31st March, 2007 have been re-arranged, wherever necessary, to conform to the figures of the current quarter and nine months period.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) a) During this period, Value Added Tax (VAT), Central Sales Tax as applicable and Trade Tax in UP (since replaced with VAT effective 1st January, 2008) were imposed on Cigarettes and Smoking Mixtures. Consequently, the Company's Cigarette and Smoking Mixture sales have been subject to additional taxation amounting to Rs. 436 Crores and Rs. 1228 Crores for the quarter and nine months ended 31st December, 2007 respectively. (Corresponding previous quarter and nine months ended 31st December, 2006 - Rs. Nil). Gross Income stated above is net of the incidence of these imposts.

b) Gross Income includes Rs. 1894 Crores and Rs. 5497 Crores for the quarter and nine months ended 31st December, 2007 respectively being Excise Duties and other Local Taxes. (Corresponding previous quarter and nine months ended 31st December, 2006 - Rs. 1809 Crores and Rs. 5331 Crores respectively).

(v) The launch costs of the Company's range of 'Fiama Di Wills' and 'Superia' brands of personal care products of soaps, shampoos, conditioners and shower gels and continuing significant costs associated with market development of 'Bingo !' snacks launched in 2007 are reflected under 'Other expenditure' stated above and in segment results under 'FMCG-Others'.

(vi) During the quarter, 18,95,110 Ordinary Shares of Re.1/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid-up Share Capital of the Company as on 31st December, 2007 stands increased to Rs. 376,58,38,830.

(vii) During the quarter, 2 investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(viii) Provision for Taxation includes Rs. 8.43 Crores and Rs. 21.77 Crores for Fringe Benefit Tax for the quarter and nine months ended 31st December, 2007 respectively. (Corresponding previous quarter and nine months ended 31st December, 2006 - Rs. 3.52 Crores and Rs. 9.77 Crores respectively).

(ix) The above is as per Clause 41 of the Listing Agreement.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Nine Months ended 31st December, 2007 which needs to be explained.

ITC LIMITED

Unaudited Segment-wise Revenue, Results and Capital Employed for the Quarter and Nine months period ended 31st December, 2007

(Rs. in Crores)

	Quarter ended 31.12.2007	Quarter ended 31.12.2006	Nine months ended 31.12.2007	Nine months ended 31.12.2006	Twelve months ended 31.03.2007 (Audited)
1. Segment Revenue					
a) *FMCG - Cigarettes* - Gross	3529.40	3278.72	10242.60	9539.66	12833.70
- Net	1693.34	1520.20	4904.75	4349.77	5894.90
- Others - Gross	655.44	436.65	1784.68	1205.93	1704.39
- Net	655.13	436.65	1784.37	1205.93	1704.39
Total FMCG - Gross	**4184.84**	**3715.37**	**12027.28**	**10745.59**	**14538.09**
- Net	**2348.47**	**1956.85**	**6689.12**	**5555.70**	**7599.29**
b) Hotels - Gross	313.59	281.59	760.92	681.32	985.67
- Net	287.62	260.72	699.56	626.74	905.84
c) Agri Business - Gross	662.94	731.89	2790.33	2659.79	3501.28
- Net	662.94	731.89	2790.33	2659.79	3501.28
d) Paperboards, Paper & Packaging - Gross	603.95	543.23	1744.66	1566.71	2100.06
- Net	551.89	494.33	1590.23	1426.13	1910.58
Total - Gross	**5765.32**	**5272.08**	**17323.19**	**15653.41**	**21125.10**
- Net	**3850.92**	**3443.79**	**11769.24**	**10268.36**	**13916.99**
Less : Inter-segment revenue - Gross	413.43	348.26	1801.24	1522.56	1810.13
- Net	392.93	329.09	1744.04	1468.24	1737.77
Gross sales / Income from operations	**5351.89**	**4923.82**	**15521.95**	**14130.85**	**19314.97**
Net sales / Income from operations	**3457.99**	**3114.70**	**10025.20**	**8800.12**	**12179.22**
2. Segment Results					
a) FMCG - Cigarettes	961.08	828.28	2763.98	2430.47	3172.15
- Others	(64.47)	(46.49)	(145.63)	(153.65)	(201.99)
Total FMCG	**896.61**	**781.79**	**2618.35**	**2276.82**	**2970.16**
b) Hotels	137.72	118.40	268.01	233.73	350.78
c) Agri Business	27.75	21.66	92.18	114.88	123.55
d) Paperboards, Paper & Packaging	118.28	104.13	330.42	319.61	416.78
Total	**1180.36**	**1025.98**	**3308.96**	**2945.04**	**3861.27**
Less : i) Interest (Net)	1.83	(0.87)	1.91	3.33	3.28
ii) Other un-allocable income net of un-allocable expenditure	(47.02)	(34.51)	(180.56)	(44.56)	(68.71)
Total Profit Before Tax	**1225.55**	**1061.36**	**3487.61**	**2986.27**	**3926.70**
3. Capital Employed					
a) FMCG - Cigarettes *			2300.61	1842.66	1996.70
- Others			1661.78	913.16	962.26
Total FMCG			**3962.39**	**2755.82**	**2958.96**
b) Hotels			1825.96	1382.40	1466.25
c) Agri Business			1831.91	1442.13	1480.00
d) Paperboards, Paper & Packaging			3009.79	2241.35	2559.46
Total Segment Capital Employed			**10630.05**	**7821.70**	**8464.67**

*Before considering provision of Rs. 580 Crores (31.12.2006 - Rs. 513 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes :

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	-	Cigarettes & Smoking Mixtures.
: Others	-	Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Greeting, Gifting & Stationery, Matches, Agarbattis and Personal Care products.
Hotels	-	Hoteliering.
Paperboards, Paper & Packaging	-	Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	-	Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(4) a) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter / nine months are after absorbing costs relating to the strategic e-Choupal initiative.

b) The degrowth in the revenues of the Agri Business segment during the quarter was due to lower exports consequent to the restrictions on the export of non-basmati rice.

(5) Figures for the corresponding previous quarter, nine months ended 31st December, 2006 and year ended 31st March, 2007 have been re-arranged, wherever necessary, to conform to the figures of the current quarter and nine months period.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 18th January, 2008
Place : New Delhi, India

For and on behalf of the Board

Executive Director

Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700016

The Board of Directors
ITC Limited
Virginia House
37 J. L. Nehru Road
Kolkata 700071

LIMITED REVIEW REPORT

We have reviewed the accompanying statement of unaudited financial results of ITC Limited for the quarter / nine months ended 31st December, 2007. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33 *Engagements to Review Financial Statements,* issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements.

A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U. A.E., MUSCAT, OMAN

Based on our review, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the accounting standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with stock exchanges including the manner in which it is to be disclosed, or that it contains any material misstatement.

Further, we also report that we have also verified the number of shares as well as the percentage of shareholdings in respect of aggregate amount of public shareholdings in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Management and found the same to be correct.

For A. F. Ferguson & Co.
Chartered Accountants

(M. S. Dharmadhikari)
Partner
Membership No.: 30802

Place: New Delhi

Date: 18th January, 2008




ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

16th January, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Secretarial Audit Report for the quarter ended 31st December, 2007

In terms of the requirement under Circular No.D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 14th January, 2008, for the quarter ended 31st December, 2007, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 31st December, 2007
2.	ISIN	: INE154A01025
3.	Face Value	: Re. 1/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above
7.	Telephone & Fax Nos.	: 2288-6426/0034/9371 2288-2358 (Fax)
8.	E-mail address	: isc@itc.in
9.	Names of the Stock Exchanges where the Company's securities are listed	a) National Stock Exchange of India Ltd. (NSE) b) Bombay Stock Exchange Ltd. (BSE) c) The Calcutta Stock Exchange Association Ltd. (CSE)

		Number of shares	% of Total Issued Capital
10.	Issued Capital (as on 31st December, 2007)	376,58,38,830	100.00
11.	Listed Capital (Exchange-wise) *(as per Company records)*	376,43,26,015 (NSE) 376,58,38,830 (BSE) 376,58,38,830 (CSE)	99.96 (NSE) 100.00 (BSE) 100.00 (CSE)
12.	Held in dematerialised form in CDSL	3,28,50,832	0.87
13.	Held in dematerialised form in NSDL	239,00,90,659	63.47
14.	Physical	134,28,97,339	35.66

15. Total No. of shares (12+13+14) : 376,58,38,830 shares.

Vinod Kothari & Co. Company Secretaries

1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : *vinod@vinodkothari.com*

16. Reasons for difference if any, between : (10 & 11), (11 & 15)

(i) 15,020 Ordinary Shares of Re. 1/- each (1,502 Ordinary Shares of Rs. 10/- each originally) issued and allotted in the physical form upon amalgamation of erstwhile ITC Hotels Limited with the Company have not been listed by NSE as these shares are subject matter of legal disputes, etc.

(ii) 14,97,795 Bonus Shares of Re. 1/- each issued and allotted by the Company in the physical form have not been listed by NSE as these shares are either kept in abeyance or are subject matter of legal disputes, etc.

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchanges (Specify Names)
Allotment of shares under the Company's Employee Stock Option Scheme	18,95,110	Applied	NSE BSE CSE	Yes	Yes	None

18. Register of Members is updated (Yes / No) : Yes

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : Nil

Vinod Kothari & Co ★ Company Secretaries ★

Company Secretaries
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017 • India
Phone/fax : 91-33-22811276/22817715/22813742
e-mail : vinod@vinodkothari.com

22. Name, Telephone & Fax No. of Compliance officer of the Company	: Mr. Arun Bose* 2288-7043(D), 2288-6426/0034 2288-2358 (Fax) ** Compliance Officer for share registration and related activities under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.*
23. Name, Address, Tel. & Fax No., Regn No. of the certifying CA/CS	: M/s Vinod Kothari & Co. Company Secretaries 1012 Krishna Building 224 A J C Bose Road Kolkata – 700 017 2281-7715/1276, 2281-3742 (Fax) ACS No. 4718 COP No. 1391
24. Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Category II Share Transfer Agent.
25. Any other detail that the CA/CS may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

Vinod Kothari & Co. ★ Company Secretaries ★

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391

Place : Kolkata
Date : 14/01/2008





ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

15th January, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001


SUPPL

Dear Sirs,

Distribution of Shareholding as on Quarter ended 31st December, 2007

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 31st December, 2007 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, www.itcportal.com, and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

(I)(a) **Statement showing Shareholding Pattern**

Name of the Company : ITC Limited	
Scrip Code : NSE Code - ITC BSE Code - 500875 CSE Code - 10000018	Quarter ended : 31st December, 2007

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(1)	**0**	**0**	**0**	**0.00**	**0.00**
(2)	**Foreign**					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
(B)	**Public shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds / UTI	193	554866039	554590789	14.84	14.74
(b)	Financial Institutions / Banks	169	9179905	8772805	0.25	0.24
(c)	Central Government / State Government(s)	1	700840	700840	0.02	0.02
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	20	850863674	845484119	22.76	22.59
(f)	Foreign Institutional Investors	437	525640707	525433092	14.06	13.96
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
	Sub-Total (B)(1)	**820**	**1941251165**	**1934981645**	**51.93**	**51.55**


Virginia House
37, J. L. Nehru Road, Kolkata-700
ITC Limited

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(2)	**Non-Institutions**					
(a)	Bodies Corporate	3831	88409640	87328655	2.36	2.35
(b)	Individuals -					
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	375374	431489659	318076455	11.54	11.46
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	181	42060693	34763283	1.13	1.12
(c)	Any Other :					
	(i) NRIs / OCBs	5,309	22807646	14751096	0.61	0.60
	(ii) Foreign Companies	6	1207025333	487283	32.29	32.05
	(iii) Foreign Nationals	5	223245	1125	0.01	0.01
	(iv) Trust	51	1505846	1505846	0.04	0.04
	(v) Clearing Members	756	3460838	3460838	0.09	0.09
	(vi) Clearing House	1	80897	80897	0.00	0.00
	Sub-Total (B)(2)	**385514**	**1797063797**	**460455478**	**48.07**	**47.72**
	Total Public Shareholding (B) = (B)(1) + (B)(2)	**386334**	**3738314962**	**2395437123**	**100.00**	**99.27**
	TOTAL (A) + (B)	**386334**	**3738314962**	**2395437123**	**100.00**	**99.27**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	27523868	27504368	-	0.73
	GRAND TOTAL (A) + (B) + (C)	**386336**	**3765838830**	**2422941491**	-	**100.00**


Virginia House
37, J.L. Nehru Road, Kolkata-700071
ITC Limited

(I)(b) Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	**Nil**	**Nil**

(I)(c) Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.36
2	Life Insurance Corporation of India *(see Note 2)*	509807759	13.54
3	Unit Trust of India *(see Note 2)*	448628071	11.91
4	Myddleton Investment Co. Ltd	162103980	4.31
5	The New India Assurance Company Limited	90851835	2.41
6	General Insurance Corporation of India	75057397	1.99
7	The Oriental Insurance Company Limited	73785780	1.96
8	National Insurance Company Limited	68661110	1.82
9	Europacific Growth Fund	52270000	1.39
10	Rothmans International Enterprises Limited	51651630	1.37
	Total	**2525600002**	**67.06**

(I)(d) Statement showing details of locked-in shares

Sr. No.	Name of the shareholder	Number of locked-in shares	Shares as a percentage of total number of shares {i.e, Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	Nil	Nil
	Total	**Nil**	**Nil**


ITC Limited

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	GDRs	27523868	27523868	0.73
	Total	**27523868**	**27523868**	**0.73**

(II)(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs,etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in statement at para (I)(a) above}
1	Not available *(see Note 3)*	-	-	-
	Total			

Notes:

1. The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).
2. The number of shares held by Life Insurance Corporation of India and Unit Trust of India as shown in the statement under 'Public and holding more than 1% of the total number of shares' excludes their respective Mutual Fund holdings.
3. The Company's Depository for the GDRs, Citibank N.A. New York, NY ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.


Virginia House
37, J. L. Nehru Road, Kolkata-700071
ITC Limited

January 11, 2008 at 2:00 pm

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received information to the effect that Orkla ASA (Norwegian trade register no. 910 747 711) has on January 10, 2008 bought 300,000 Amer Sports Corporation shares. The number of shares held by Orkla after this transaction is 3,887,880, corresponding to 5.4% of Amer Sports Corporation share capital and voting rights.

Amer Sports capital consists of 72,325,545 issued shares.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports Corporation, tel. +358 9 7257 8233

Amer Sports capital consists of 72,325,545 issued shares.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.


END